UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form 11-K
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________

_____________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	INTREORG SYSTEMS, INC.
Former name if applicable
Address of principal executive office	556 Silicon Drive, suite 103

City, state and zip code	Texas, 76092

PART II

RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2015, within the prescribed time period because the Registrant is in the process of obtaining and assimilating all information required to be included in its Quarterly Reports on Form 10-Q for the periods ended June 30, 2014 and September 30, 2014, and its Annual Report on Form 10-K for the year ended December 31, 2014 (collectively, the “2014 Periodic Filings”). Accordingly, as the date of this filing, the Registrant is not able to commence or complete the process of compiling and disseminating the information required to be included in its Form 10-Q interim report for the three months ended March 31, 2015, as well as the required review of the Registrant’s financial information, by May 15, 2014, without incurring undue hardship and expense. The Registrant will require additional time to complete and file its Quarterly Report on Form 10-Q for the period ended March 31, 2015 and the 2014 Periodic Filings, and plan to file them as soon as reasonably practicable.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Darren Dunckel	(817)	416-6846
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

As of the date of this filing, the Registrant has not yet filed the 2014 Period Filings referenced above.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

INTREorg Systems, Inc.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

INTREorg Systems, Inc.

Date: May 18, 2015
By: /s/ Darren Dunckel
Darren Dunckel, Chief Executive Officer